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   As filed with the Securities and Exchange Commission on September 27, 2001

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-3

                                (Amendment No. 3)
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of The Securities Exchange Act of 1934)

                          Crusader Holding Corporation
                              (Name of the Issuer)

                          Crusader Holding Corporation
                                 Thomas J. Knox
                                  Bruce A. Levy
                             D. Walter Cohen, D.D.S.
                                  Linda R. Knox
                                  Brian McAdams
                               Robert L. Macaulay
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    228840104
                      (CUSIP Number of Class of Securities)
                            ------------------------
                                  Bruce A. Levy
                                    President
                          Crusader Holding Corporation
                                1017 Lindsay Lane
                                 Rydal, PA 19046


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)
                                 with copies to:

                                 Justin P. Klein
                     Ballard Spahr Andrews & Ingersoll, LLP
                               1735 Market Street
                             Philadelphia, PA 19103
                                 (215) 864-8606
                            ------------------------

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c).

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.  [ ]  A tender offer.

     d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


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                        RULE 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

This Amendment No. 3 is the final amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3. Such Transaction Statement was originally filed by Crusader Holding Corporation ("Crusader") in connection with a proposed 1-for-1,000 reverse stock split that, if effected, would result in Crusader having less than 300 record holders of its outstanding Common Shares. The original Transaction Statement was filed on August 10, 2001 along with a preliminary information statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, in which Crusader provided information to shareholders of Crusader in connection with the reverse stock split. Crusader subsequently filed Amendment No. 1 to this Schedule 13E-3 along with a revised preliminary information statement on August 28, 2001. On September 5, 2001, Crusader filed Amendment No. 2 to this Schedule 13E-3 along with a definitive information statement (the "Information Statement"), which Information Statement was simultaneously mailed to Crusader's shareholders. The information set forth in the Information Statement, including any appendices thereto, is hereby incorporated herein by reference, and the responses to each item in this
Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and any appendices thereto.


ITEM 15. OTHER MATERIAL INFORMATION

(b) On September 27, 2001, Crusader effected a 1-for-1,000 reverse stock split by filing an amendment to Crusader's Articles of Incorporation (the "Articles Amendment") with the Department of State of the Commonwealth of Pennsylvania. Pursuant to the Articles Amendment, each holder of Crusader Common Stock received .001 shares for each pre-split share of Common stock held by such person immediately prior to the effectiveness of the Articles Amendment. Holders of fractional shares are entitled to receive $.05 per pre-split share of Common stock. As a result of the Articles Amendment, Crusader has reduced the number of its shareholders to less than 300.









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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              CRUSADER HOLDING CORPORATION

                                              By: /s/ BRUCE A. LEVY
                                                  ------------------------------
                                                      Bruce A. Levy
                                                      President


                                              THOMAS J. KNOX

                                              /s/ Thomas J. Knox
                                              ----------------------------------


                                              BRUCE A. LEVY

                                              /s/ Bruce A. Levy
                                              ----------------------------------


                                              D. WALTER COHEN, D.D.S.

                                              /s/ D. Walter Cohen
                                              ----------------------------------


                                              LINDA R. KNOX

                                              /s/ Linda R. Knox
                                              ----------------------------------


                                              BRIAN MCADAMS

                                              /s/ Brian McAdams
                                              ----------------------------------


                                              ROBERT L. MACAULAY

                                              /s/ Robert L. Macaulay
                                              ----------------------------------




Dated: September 27, 2001